UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

04008842

February 12, 2004

Louis Goldberg
Jeffrey Wool
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2004

Re: CVS Corporation
Incoming letter dated January 5, 2004

Dear Messrs. Goldberg and Wool:

This is in response to your letter dated January 5, 2004 concerning the shareholder proposal submitted to CVS by the United Brotherhood of Carpenters' Pension Fund. We also have received a letter from the proponent dated February 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 27 2004
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

64803

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 5, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponents" or the "Fund") for inclusion in the proxy materials ("2004 Proxy Materials") that CVS intends to distribute in connection with its 2004 Annual Meeting of Stockholders. We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, CVS omits the Proposal from its 2004 Proxy Materials. CVS expects to file definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 24, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before CVS files its definitive 2004 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from its 2004 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal, if adopted, would require that the Board of Directors replace the current system of compensation for senior executives with the program detailed in the Proposal.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement based on the following:

(1) the Proposal seeks to "micro-manage" the Company's executive compensation process and therefore the Proposal may be excluded under Rule 14a-8(i)(7); and

(2) the supporting statement accompanying the proposal is materially vague and misleading and therefore the Proposal may be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant", provided that it does not have "significant, policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Company acknowledges that the Commission has taken the position that "[i]n view of the widespread public debate concerning executive compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, . . . proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." E.g., *Sprint Corporation*, SEC No-Action Letter (avail. March 9, 1993); see Division of Corporate Finance: Staff Legal Bulletin No. 14A (July 12, 2002) (relating to equity compensation plans). Each of the components of the Proposal relate to senior executive compensation; however, the Company believes that it is the specificity of the Proposal that provides the basis for its exclusion under Rule 14a-8(i)(7).

In 1998, the Commission explained that the policy underlying the ordinary business exclusion rests on two central considerations.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion and termination of employees . . . .

> However, proposals relating to such matters but focusing on significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods of implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The Company's position is that the Proposal attempts to "micro-manage" the senior executive compensation process, by going beyond establishing policies or guidelines for the Company in matters relating to senior executive compensation. The Proposal seeks to impose a method for implementing a complex executive compensation policy by setting caps for each component of the executive compensation program without any consideration as to how each component (i.e., Salary, Annual Bonus, Long-Term Equity Compensation, Severance) relates to each of the other components in the development of a comprehensive senior executive compensation package.

The Company notes that the Staff did not permit exclusion of the proposal relating to senior executive compensation in the *Marriott International, Inc.* no-action letter under Rule 14a-8(i)(7). See *Marriott International, Inc.*, SEC No-Action Letter (avail. Mar. 10, 2003). However, we believe that the proposal in the *Marriott* letter did not involve the degree of specificity in relation to executive compensation present in the Proposal and left greater discretion for implementation of the proposed executive compensation program.

The Company notes that the Proponent introduces each component of its senior executive compensation program, with the exception of Severance, with a general policy guideline.

> (1) Salary – The chief executive officer's salary should be targeted at the mean of salaries paid at peer group firms . . . .

(2) Annual Bonus – The annual bonus paid senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures.

(3) Long-Term Equity Compensation – Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks.

While the above general policies and guidelines may be appropriate for shareholder consideration under the Staff's position expressed in the 1998 Release, what follows each guideline in the Proposal is a methodology for implementing each component, the consideration of which the Company believes falls into "matters of a complex nature," individually and in the aggregate, "upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The following are illustrations of the degree of specificity in the Proposal mandating a particular methodology for executive compensation:

- For the Salary component, the chief executive officer's salary shall "not exceed $1,000,000 annually."
- For the Annual Bonus component, "[t]he maximum level of annual bonus should be a percentage of executive's salary level, capped at 100% of salary."
- The Long-Term Equity Compensation component contains a vesting requirement, a holding period requirement and finally states that "[t]he value of the restricted share grant should not exceed $1,000,000 on the date of grant."
- Finally, the Severance component merely states that the "maximum severance payment to a senior executive shall be no more than one year's salary and bonus."

As stated in the Company's 2003 Proxy Materials (the "2003 Proxy Materials") in the Management Planning and Development Committee's (the "Committee") Report on Executive Compensation, the "Committee intends that executive officer compensation be determined and administered on the basis of total compensation, rather than on separate free-standing components. The Committee has sought to create an integrated total compensation program structured to balance appropriately CVS' short and long-term business and financial strategic goals."

The specific limitations or compensation arrangement requirements that the Proponent seeks to implement for each component of executive compensation has the potential to restrict the Company's ability to formulate an executive compensation package that will retain and attract "the highest caliber executive officers" {quoted from the 2003 Proxy Materials}.

We believe that the matters covered in the Proposal are elements of a compensation program as a whole that are best designed by the Board, after consultation with and advice from outside consultants. The level of specificity in the Proposal goes way beyond general matters of policy.

This aspect of corporate governance has explicitly been recognized by the New York Stock Exchange ("NYSE") in its recently adopted Corporate Governance Rules, which were approved by the Commission on November 4, 2003. The NYSE Rules require that "[l]isted companies have a compensation committee composed entirely of independent directors" and requires such compensation committee to have a written charter that addresses, among other matters, (i) "a review of corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of these goals and objectives and either as a committee or together with other independent directors, determining and approving the CEO's compensation level based on such evaluation" and (ii) "mak[ing] recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans." NYSE Rule 303A.05.

In other words, the NYSE (and we believe indirectly the Staff) recognize that this level of detail in the area of executive compensation is best left to the Board, and is not a matter for shareholders.

Based on the foregoing, the Company believes that the Proposal, while relating to senior executive compensation, is excludable under Rule 14a-8(i)(7), because it seeks to micro-manage the Company in its implementation of executive compensation programs.

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proponent's supporting statement is replete with statements that are misleading even though many of the statements are phrased as the belief of the Proponent. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 21, 2001).

The first sentence of the supporting statement states that "compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other corporate constituents." While this is stated as the Proponent's belief, the Proponent provides no basis for why it believes that compensation paid to CVS senior executives is "excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other corporate constituents", and by which a shareholder would be able to evaluate the merits of the statement. The last sentence of the same paragraph, provided with a citation, appears to provide some support for why the Proponent believes that CEO compensation generally is excessive, although it could be interpreted as relating specifically to CVS.

The Proponent in the second paragraph of the supporting statement then states in the second sentence that it "believe[s] that executive compensation should be designed to promote the creation of long-term corporate value." No explanation is provided as to what constitutes long-term corporate value. This is important because the Proponent next states that "[t]he Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers but on long-term corporate value growth, which should benefit all the important constituents of the company." This statement, not stated as the Proponent's opinion, implies that there is a link between the Proponent's proposed executive compensation plan and long-term corporate value growth, however, the Proponent provides no factual support or further statement as to how the adoption by the shareholders of the Proposal would achieve this result.

We believe that the Proposal should be excluded in its entirety based on the misleading nature of the statements contained therein. In the alternative, if the Staff does not agree that the Proposal should be excluded in its entirety, we request that the Staff recommend appropriate revisions to the Proponent.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (212) 450-4539 or (212) 450-4419, respectively, if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg /mek
Jeffrey Wool /mek

Louis Goldberg
Jeffrey Wool

Attachment
cc w/ att: Edward J. Durkin, Corporate Governance Advisor

Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

RECEIVED
NOV 1 2 2003
LEGAL DEPT.

November 10, 2003

Zenon Lankowsky
Vice President and Corporate Secretary
CVS Corporation
One CVS Drive
Woonsocket, RI 02895

Re: Shareholder Proposal

Dear Mr. Lankowsky:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CVS Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of CVS Corporation ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 4, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to CVS Corporation's Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to CVS Corporation's ("CVS" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2004 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal submitted by the Fund is a precatory proposal that requests the Board of Directors and its Executive Compensation Committee establish an executive compensation system for senior executives that includes a provision that the CEO's salary be targeted at the peer group mean, but not to exceed $1 million; that provides quantitative and qualitative performance-based bonuses in an amount not to exceed the CEO's annual salary; that utilizes restricted shares rather than stock options for long-term equity compensation; that limits severance to no more than one year's salary and bonus; and that provides that in the event the Board chooses to compensate senior executives in a different manner than that *requested* by the Proposal it explain why.

We respectfully submit that the Company's request for no-action relief should be denied for it has failed to satisfy its burden of demonstrating that it is entitled to exclude our Fund's proposal under Rule 14a-8(i)(7) as either a matter of ordinary business or under Rule 14a-8(i)(3) as materially false and misleading.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

The Fund's Proposal Concerning Senior Executive Compensation Should Not Be Excluded Under Rule 14a-8(i)(7).

The Company first argues that the Proposal should be omitted as a matter of ordinary business under Rule 14a-8(i)(7). The Company states:

> The Company acknowledges that the Commission has taken the position that '[i]n view of the widespread public debate concerning executive compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, . . . proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business. E.g. *Sprint Corporation*, SEC No-Action Letter (avail. March 9, 1993); see Division of Corporate Finance: Staff Legal Bulletin No. 14A (July 12, 2002) (relating to equity compensation plans). **Each of the components of the Proposal relate to senior executive compensation; however, the Company believes that it is the specificity of the Proposal that provides the basis for its exclusion under Rule 14a-8(i)(7).** (emphasis added)

As the Company acknowledges, the Staff has consistently for more than ten years held that shareholder proposals concerning senior executive compensation cannot be omitted under Rule 14a-8(i)(7) as a matter of ordinary business. The Company does not cite a single no-action letter to support its contention that an exception to this policy should be made for proposals that are too specific.

Indeed, it is clear that the Staff has not endorsed such an exception to its policy and that the Company is not entitled to omit the Proposal under Rule 14a-8(i)(7). As the Staff stated in Staff Legal Bulletin No. 14A:

> We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7).

Consider an extremely specific proposal, such as the one at issue in American Electric Power (November 25, 1992). That proposal recommended that the board of directors take the necessary steps to institute a salary ceiling for officers, directors, employees and consultants equal to 150% of the salary provided to the President of the United States. The Staff held:

> You have expressed your view that the proposal may be omitted under Rule 14a-8(c)(7) [the predecessor to 14a-8(i)(7)] because it relates to the Company's ordinary business operations. In the Division's view, it is not clear whether the proposal is directed at compensation for the Company's executive officers and directors or relates to general compensation policy. If the proposal is intended to limit executive compensation and if the proponent provides the Company with an amended proposal making such limitation clear within 7 calendar days of the receipt of this letter, the Division is unable to conclude that the proposal may be

> omitted under Rule 14a-8(c)(7). **In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrants ordinary business.)**(emphasis added)

The Proposal submitted by the Fund provides an appropriate level of specificity. It focuses on well-recognized, key aspects of senior executive compensation; i.e., salary, bonus, long-term equity compensation, and severance. The Proposal does not mandate that the Board and Compensation Committee adopt all provisions of the Proposal. In fact, it implicitly acknowledges that all provisions of the precatory proposal may not be adopted by seeking disclosure of any "variances from the Commonsense program." For all these reasons the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and should be ordered to include the Proposal.

The Company Has Also Failed to Satisfy Its Burden of Persuasion That the Proposal is False and Misleading

The Company next contends that the Proposal may be omitted as false and misleading under Rule 14a-8(i)(3) and 14a-9 for two reasons: (1) The Fund's clearly identified statement of opinion that compensation paid to senior executives is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents provides no basis for the opinion; and (2) The Fund does not define what it means by "long-term corporate value" when it states its belief that executive compensation should be designed to promote the creation of long-term corporate value. It is important to note that the Company has the burden of persuasion to demonstrate that it is entitled to no-action relief and we submit that it has failed to do so here. The 500-word limitation imposed on the Fund obviously limits the amount of detail that a shareholder proposal may provide. However, the opinion expressed by the Fund is well founded, as demonstrated by a review of the Company's most recent proxy statement.

According to the Company's most recent proxy statement, an investment of $100 made in CVS at the end of 1997 was worth only $80 five years later. In contrast, that same investment during the same period of time in the S&P 500 Food & Drug Retail Group Index , the Company's self-selected peer group, was worth $95. For the year 2002 Chairman and CEO Thomas Ryan received a salary of $1,000,000; a bonus of $1,750,000; all other compensation of $1,404,058; and options to purchase 450,000 shares with a present value on the date of grant of $5,035,500. If the Company wishes, we would be willing to modify our supporting statement to add this information, which we believe supports our contention that the Company's senior executive compensation is too high. The remedy for this alleged defect would be to order the Fund to modify the Proposal, not to omit it.

The Company next argues that we imply "that there is a link between the Proponent's proposed executive compensation plan and long-term corporate value growth," but that we fail to provide factual support for this implication. The Proposal actually states:

> We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

The Fund recognizes that the Compensation Committee is responsible for fashioning an executive compensation system. The Proposal represents an attempt for shareholders to provide meaningful input that the Board and Compensation Committee may accept or reject. As stated, "[w]e believe that executive compensation should be designed to promote the creation of long-term corporate value growth." We do not imply that our proposed suggestions represent the only way or even the best way; we simply note that we are trying to enunciate some principles that help focus senior management on long-term objectives. Indeed, in many discussions with senior management of companies throughout the U.S., senior officials have noted with approval that they support and appreciate an institutional investor that is focused on the long term.

In conclusion, shareholders have the recognized right to submit shareholder proposals concerning executive compensation and the Company has failed to provide any reason why the Proposal should be omitted. We respectfully submit that the Company has failed to satisfy its burden of persuasion under either of the bases submitted and should be ordered to include the Proposal in its 2004 proxy statement.

Sincerely,

Edward Durkin
Corporate Governance Advisor

cc. Zenon Lankowsky, CVS VP & Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Corporation
Incoming letter dated January 5, 2004

The proposal requests that the board replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in your view that CVS may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must recast the sentence that begins "The Commonsense executive compensation principles . . ." and ends ". . . constituents of the Company" as the proponent's opinion. Accordingly, unless the proponent provides CVS with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CVS omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John Mahon
Attorney-Advisor